 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Criteo S.A.
(Name of Issuer)

Ordinary Shares, nominal value €0.025 per share
(Title of Class of Securities)

226718104
(CUSIP Number)

March 3, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226718104

1	NAME OF REPORTING PERSON

OKUMUS FUND MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,776,626 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

3,776,626 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,776,626 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%
12	TYPE OF REPORTING PERSON

CO

(1) Represents American Depositary Shares (“Shares”) (Each Share represents one Ordinary Share)

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CUSIP No. 226718104

1	NAME OF REPORTING PERSON

OKUMUS OPPORTUNISTIC VALUE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,776,626 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

3,776,626 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,776,626 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%
12	TYPE OF REPORTING PERSON

CO

(1) Represents American Depositary Shares (“Shares”) (Each Share represents one Ordinary Share)

3

CUSIP No. 226718104

1	NAME OF REPORTING PERSON

AHMET H. OKUMUS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

REPUBLIC OF TURKEY
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,776,626 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

3,776,626 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,776,626 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%
12	TYPE OF REPORTING PERSON

IN

(1) Represents American Depositary Shares (“Shares”) (Each Share represents one Ordinary Share)

4

CUSIP No. 226718104

The following constitutes the Schedule 13G filed by the undersigned (the “Schedule 13G”).

Item 1(a).	Name of Issuer:

Criteo S.A. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

32, rue Blanche

75009 Paris—France.

Item 2(a).	Name of Person Filing:

This statement is filed by Okumus Opportunistic Value Fund, Ltd., a company organized under the laws of the British Virgin Islands (“Opportunistic Value Fund”), with respect to the Shares (as defined below) directly and beneficially owned by it, Okumus Fund Management Ltd., a company organized under the laws of the Cayman Islands (“Okumus Fund Management”), as the investment manager of Opportunistic Value Fund, and Ahmet H. Okumus, as the President of Okumus Fund Management and a director of Opportunistic Value Fund. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of Opportunistic Value Fund is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola VG 1110. The principal business address of Okumus Fund Management and Mr. Okumus is 767 Third Avenue, 35th Floor, New York, NY 10017.

Item 2(c).	Citizenship:

Opportunistic Value Fund is organized under the laws of the British Virgin Islands, Okumus Fund Management is organized under the laws of the Cayman Islands, and Mr. Okumus is a citizen of the Republic of Turkey.

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CUSIP No. 226718104

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value €0.025 per share (the “Ordinary Shares”), and American Depository Shares (the “Shares”), each of which represents one Ordinary Share.

Item 2(e).	CUSIP Number:

226718104

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	/X/	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
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CUSIP No. 226718104

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on March 16, 2020. The aggregate percentage of Shares reported owned by each person named herein is based upon 61,920,758 Shares outstanding as of January 31, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2020.

Opportunistic Value Fund

(a)	Amount beneficially owned:

3,776,626 Shares

(b)	Percent of class:

Approximately 6.1%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

3,776,626 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

3,776,626 Shares

Okumus Fund Management

(a)	Amount beneficially owned:

3,776,626 Shares

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CUSIP No. 226718104

(b)	Percent of class:

Approximately 6.1%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

3,776,626 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

3,776,626 Shares

Ahmet Okumus

(a)	Amount beneficially owned:

3,776,626 Shares

(b)	Percent of class:

Approximately 6.1%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

3,776,626 Shares

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CUSIP No. 226718104

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

3,776,626 Shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 226718104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2020

Okumus Opportunistic Value Fund, Ltd.

By:	/s/ Ahmet H. Okumus
	Name:	Ahmet H. Okumus
	Title:	Director

Okumus Fund Management Ltd.

By:	/s/ Ahmet H. Okumus
	Name:	Ahmet H. Okumus
	Title:	President

/s/ Ahmet H. Okumus
Ahmet H. Okumus

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